SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 8, 2002

Banco Santiago

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Bandera 201
Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) Not applicable

BANCO SANTIAGO

TABLE OF CONTENTS

MATERIAL EVENT

Santiago, May 7, 2002

Mr. Enrique Marshall Rivera
Superintendent of Banks
and Financial Institutions
Santiago

Dear Sir:

I hereby inform you that, in accordance with the provisions of articles 9 and 10 of the Securities Law, on this date the Board of Directors of Banco Santander-Chile, after analyzing the report prepared by Merrill Lynch in connection with Banco Santander-Chile´s appraisal and the share exchange ratio of Banco Santiago and Banco Santader-Chile, respectively, approved the Project to Merge Banco Santiago and Santander-Chile, whereby Banco Santander-Chile will be absorbed by Banco Santiago and the latter will acquire all the assets and will assume all the liabilities of Banco Santander-Chile.

The merger project will consider that the shareholders of Banco Santander-Chile shall own a 47.5% and the shareholders of Banco Santiago a 52.5%, respectively, of the merged entity.

By virtue of the above facts, it is being requested to this Superintendency the authorization to merge Banco Santiago and Santander-Chile, in the terms of article 35 bis of the General Banking Law.

Yours sincerely,

Oscar von Chrismar C.
General Manager

MATERIAL INFORMATION

The special meeting of the Board of Directors held on May 7 of 2002, resolved to disclose the following material information in connection with Banco Santander-Chile:

1. The Board of Directors after analyzing the report prepared by the investments bank, Merrill Lynch, approved the Project to Merge Banco Santiago and Santander-Chile, whereby Banco Santander-Chile will be absorbed by Banco Santiago.

   The merger project considers that the shareholders of Banco Santander-Chile shall own a 47.5% and the shareholders of Banco Santiago a 52.5%, respectively, of the merged entity.

2.- The board also agreed to immediately request the corresponding special authorization to the Superintendency of Banks and Financial Institutions, in order to carried out the merger project.

This publication is made by virtue of the provisions of articles 9 and 10 of the Law N° 18,045 on the Securities Exchange Market.

GENERAL MANAGER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Banco Santiago

Date: May 8, 2002

By: [signature]

Name: Juan Pedro Santa María

Title: General Counsel